UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [  ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

PhotoChannel Networks Inc.
Interim Financial Statements for the period ended June 30, 2005

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	June 30, 2005	September 30, 2004

Assets

Current assets
Cash and cash equivalents	$426,676	$955,965
Accounts receivable	447,646	321,149
Inventory	63,354	4,113
Prepaid expenses	84,957	14,126

	1,022,633	1,295,353

Capital assets	835,369	650,339

	$1,858,002	$1,945,692

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$1,271,880	$575,844
Subscription advances	985,440	-
Deferred revenue	260,820	175,769

	$2,518,140	$751,613

Shareholders’ Deficiency

Capital stock	$42,035,624	$41,702,604
Contributed surplus	7,165,029	7,060,029
Loans receivable	-	(17,600)
Warrants	1,996,082	2,188,653
Deficit	(51,856,873)	(49,739,607)

	(660,138)	1,194,079

	$1,858,002	$1,945,692

Approved by the Board of Directors

“Peter Fitzgerald” Director	“Cory Kent” Director

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Revenue	$564,775	$202,783	$1,560,131	$596,983

Expenses
General and administration	517,030	195,755	1,172,794	918,650
Sales and marketing	181,009	163,330	496,529	420,770
Network delivery	280,088	49,394	647,981	256,528
Research and development	389,058	391,071	1,162,479	972,326
Amortization	90,207	50,279	202,048	113,246

	1,457,392	849,829	3,681,831	2,681,520

Net loss from operations	(892,617)	(647,046)	(2,121,700)	(2,084,537)

Other Income (loss)
Translation gain (loss)	(4,392)	(2,261)	(7,281)	23,860
Interest and miscellaneous income	229	258	4,996	2,986
Expense recovery	-	-	-	48,759
Gain on disposal of property, plant, and equipment	-	-	6,719	-
	(4,163)	(2,003)	4,434	75,605

Net loss for the period	(896,780)	(649,049)	(2,117,266)	(2,008,932)

Deficit - beginning of period	(50,960,093)	(41,535,942)	(49,739,607)	(40,176,059)

Redemption of Limited Partnership units		(6,511,063)		(6,511,063)

Deficit - end of period	$(51,856,873)	$(48,696,054)	$(51,856,873)	$(48,696,054)

(Loss) Gain per share attributable to common shareholders	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	149,763,490	136,382,394	149,763,490	136,382,394

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash flows from operating activities
Net (loss) gain for the period	$(896,780)	$(649,049)	$(2,117,266)	$(2,008,932)
Items not affecting cash
Amortization	90,207	50,279	202,048	113,246
Loss on sale of property, plant and equipment	-	-	(6,719)	-

	(806,573)	(598,770)	(1,921,937)	(1,895,686)
Net change in non-cash working capital items	422,458	495,824	524,516	(400,488)

	(384,115)	(102,946)	(1,397,421)	(2,296,174)

Cash flows from investing activities
(Purchase) Disposal of property, plant and equipment	(297,783)	(179,033)	(380,358)	(406,907)

	(297,783)	(179,033)	(380,358)	(406,907)

Cash flows from financing activities
Cash in trust	-	-	-	345,000
Loan Receivable	-	26,717	17,600	100,606
Subscription advances	985,440	-	985,440	-
Issuance of common shares on exercise of warrants and options	-	2,459,250	245,450	3,474,355

	985,440	2,485,967	1,248,490	3,919,961

Increase (decrease) in cash and cash equivalents	303,542	2,203,988	(529,289)	1,216,880

Cash and cash equivalents - beginning of period	123,134	117,302	955,965	1,104,410

Cash and cash equivalents - end of period	$426,676	$2,321,290	$426,676	$2,321,290

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.  Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2004. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004. Certain comparative figures in the unaudited interim consolidated financial statements have been reclassified to conform to the current period presentation.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings, and consolidated cash flows as at June 30, 2005 and for all periods presented, have been made. The earnings for the nine months ended June 30, 2005 are not necessarily indicative of the earnings for the full year ending September 30, 2005. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The consolidated financial statements also included the accounts of PhotoChannel Networks Limited Partnership (the PhotoChannel LP) for all periods that the PhotoChannel LP was in existence up until the redemption of the Limited Partnership units in April 2004, as per Note 7 to the most recent audited consolidated financial statements for the year ended September 30, 2004.

All material intercompany balances and transactions are eliminated upon consolidation.

Nature of operations and going concern

The company has capital requirements in excess of its currently available resources. The company is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. While these unaudited interim consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company’s ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2005 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight-line
Software	33% - 100% straight-line
Furniture and office equipment	20% straight-line
Leasehold improvements	life of the lease

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

Revenue recognition

Revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists; the services have been provided; the price is fixed or determinable; customer acceptance has been received or implied; and the collection of sales proceeds is reasonably assured. Many of the company’s sales arrangements consist of multiple elements, which may include installation services, monthly membership fees, transactions processed, or archive fees. Under Emerging Issues Committee 142, “Revenue Arrangements with Multiple Deliverables”, the fee from a multiple element sales arrangement is allocated to each of the individual elements based on each element’s relative fair value. The portion of the fee that is allocated to an element is recognized as revenue when all of the criteria for revenue recognition have been met for that element.

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

Stock-based compensation plan

Effective October 1, 2002, the company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The recommendations were applied prospectively to all stock-based compensation to employees and non-employees awarded on or after October 1, 2002.

No compensation expense is recorded for the company’s employee stock-based compensation. Consideration paid on the exercise of stock options is recorded as capital stock.

Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option pricing model.

Financial instruments

Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented at their component fair values at the time they were originally issued.

Net loss per share

Basic net earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

2.  Accounts receivable

	As at June 30, 2005	As at September 30, 2004

Trade accounts receivable	$444,201	$279,009
GST receivable	3,445	42,140
Total	$447,646	$321,149

3.   Subscription advances

As at June 30, 2005, the company was in receipt of $985,440, which had been advanced to it in relation to its pending non-brokered private placement of units. Each unit is being sold at a price of eight cents per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share at an exercise price of 12 cents for a period of one year from the date of closing. The common shares and the common shares underlying the common share purchase warrants, will each be subject to a four-month hold period from the date of issuance of the units.

4.  Capital stock, stock options and loans receivable

a)  Capital stock

Issued	As at June 30, 2005	As at September 30, 2004

Common shares	178,577,341	176,347,341
Amount	$42,035,624	$41,702,604

b)  Options

The Company has a stock option plan that grants to directors and certain employees of the Company the option to purchase up to 18,000,000 common shares of the Company. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options generally vest over 18 months to four years. During the nine months ended June 30, 2005, 1,000,000 options (2003 - 3,275,000) were granted to employees.

5.   Business segment information

The Company only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photofinishing retailers.

The Company’s sales by geographical area are as follows:

Revenue	Canada	US	Other

For the nine months ended June 30, 2005	$1,226,462	$329,746	$3,923
For the nine months ended June 30, 2004	$428,817	$162,924	$5,242

Revenue is attributable to the geographic location of the Company’s customer. As at June 30, 2005 and 2004, all of the Company’s property, plant and equipment were located in Canada.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

6.   Revenue

	Nine Months	Twelve Months
Description	June 30, 2005	September 30, 2004

Installation fees	$523,038	$187,940
Membership fees	376,761	96,519
Transaction fees	526,641	361,350
Archive fees	76,504	57,091
Other	57,187	60,240
Total	$1,560,131	$763,140

7.   Expense details

June 30, 2005
General and administration
Accounting and legal	$35,282
Investor relations	52,500
Office and miscellaneous	139,110
Public company fees	41,160
Salaries	327,848
Severance	178,027
Consulting	331,070
Interest	3,549
Rent	64,248
$1,172,794

Sales and marketing
Salaries	$119,215
Consulting	303,951
Printing, advertising and promotion	33,416
Travel and Miscellaneous	39,947
$496,529

Network Delivery
Telecommunication costs	$154,422
Customer Service	158,250
Lab system installation	276,625
Other	58,684
$647,981

Research and development
Salaries	$676,153
Consulting	425,015
Miscellaneous	61,311
$1,162,479

MANAGEMENT DISCUSSION & ANALYSIS

THIRD QUARTER 2005

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel” or the “Company”). This discussion should be read in conjunction with the Management’s Discussion and Analysis presented in PhotoChannel’s 2004 Annual Report and the consolidated financial statements and accompanying notes for the nine months ended June 30, 2005 and 2004. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements involving risks and uncertainties including, but not limited to, changes in the market and changes in the economy. Such statements reflect the Company’s views at August 29, 2005 with respect to future events and are subject to certain risks, uncertainties and assumptions.

We are pleased to provide you with an update on the progress PhotoChannel made in its third quarter of fiscal 2005 ended June 30, 2005. PhotoChannel achieved another record quarter of revenues due to an increase in network revenues as a result of the continued growth in installation fees, network membership and transactional revenue.

Business Highlights

For Q3 - FY05 PhotoChannel reports:

•
Record revenues for the quarter of $564,775 and for the nine months ended June 30, 2005 of $1,560,131, up 161% over the corresponding period of 2004. This record revenue continues to be driven by increases in installation, network and transactional fees, which increased by 136%, 488%, and 142% respectively, from the third quarter of 2004.

•
That it signed a new contract with Wal-Mart Canada Corp. to provide and operate the Wal-Mart and SAM’S CLUB online photo services. On May 31, 2005, SAM’S CLUB Canada (www.samsclubphotocentre.ca) launched its new Online Digital Image Printing Service with direct-to-store printing.

•
Thomas Nielsen has joined its Board of Directors. Currently, Mr. Nielsen holds a position as director of engineering for Adobe's creative professional business unit -- responsible for the product development of Adobe's print and Web design products. Prior to Adobe, he spent six years at Microsoft, where among many other duties, he led the Windows printing and imaging and Windows digital document teams. Mr. Nielsen has a strong passion for technology and customer solutions -- specifically in the areas of digital imaging, electronic documents and multimedia -- extending into mobile and wireless technologies.

•	That it has received gross proceeds of $1,500,000 in connection with its non-brokered private placement of 18,750,000 units.

•
That it had deployed over 172 of Wal-Mart Canada’s 255 locations across the country, offering direct-to-store printing. The Company’s data indicates that when in-store labs are connected directly (as apposed to the order being sent to a central fulfillment site and delivered back to the store), the number of orders to these stores increase due to the added customer convenience.

RESULTS OF OPERATIONS

	Nine month ended	Nine month ended
	June 30, 2005	June 30, 2004

Revenue	$1,560,131	$596,983
Loss from operations	(2,121,700)	(2,084,537)
Net loss	(2,117,266)	(2,008,932)
Basic and diluted net loss per share	$(0.01)	$(0.01)

Network revenue increased 161% to $1,560,131 for the period ending June 30, 2005 compared to the same period last year. The increase was attributable to three factors: organic growth in usage of the network from customers of the Company’s photofinishing retailers; the Company’s retailers commencing to print in-store; and the addition of additional customers. The three primary increases occurred in installation, membership, and transaction fees, which increased 136%, 488%, and 142%, respectively, for the period ending June 30, 2005. Although revenue for the third quarter ended June 30, 2005 was up from the second quarter ended March 31, 2005, it was negatively impacted by the end of a 63 store test with Costco USA, which ended early during the third quarter, but which had positively contributed to revenue in both of the Company’s first and second quarters of fiscal 2005.

The Company’s costs of operations for the nine month period ended June 30, 2005 were $3,681,831, up 37% when compared to the same period of 2004. This increase was primarily attributable to an increase in research and development (as the Company completes its new Network platform), the cost of Network delivery due to a significant increase in the number of transactions processed and an increase in general and administration.

General and administration expenses for nine months ended June 30, 2005 increased by $254,144 to $1,172,794, an increase of 28% from the comparable period last year. This increase was primarily due to an increase in salaries and consulting, but was partially offset by a decrease in interest charges. Salaries increase by $195,942 to $505,875, an increase of 63%, primarily due to a one time charge for severance to the former Chief Executive Officer in the amount of $178,027.22. Consulting increased by $112,360 to $331,070, an increase of 43% due to an increase in the number of consultants utilized.

Sales and marketing expenses for the nine months ended June 30, 2005 increased by $75,759 to $496,529, an increase of 18% from the comparable period of 2004. This increase was due to our expansion into the US market and a related increase in staffing.

Network delivery expenses for the nine months ended June 30, 2005 increased by $391,453 to $647,981, an increase of 153% from the comparable period of 2004. This increase was primarily due to an increase of $225,609 related to the installation of lab systems required for direct to in-store printing, as well as increases due to the growth in transaction processed related to bandwidth and customer service.

Research and development expenses for the nine months ended June 30, 2005 increased by $190,153 to $1,162,479, an increase of 20% from the comparable period of 2004. This increase was primarily due to an increase of staffing and consultants to develop the next generation, multi-media Digital Content distribution platform. Upon completion of our next generation platform, the Company believes that these current costs can be reduced by as much as 20% going forward.

Amortization expense for the nine months ended June 30, 2005 increased by $88,802 to $202,048, an increase of 78% from the comparable period of 2004. This increase was due to acquisition of equipment during late fiscal 2004 and the first three quarters of fiscal 2005 related to an increase in infrastructure, staffing and the construction of the Company’s next generation platform.

The Company recorded a nine month net loss attributable to common shareholders of $2,117,266 or $0.01 per share compared to $2,008,932 or $0.01 per share in the same period last year. This increase of 5% was primarily due to increases in general and administrative, Network delivery and research and development expenses and was significantly offset by an increase in revenues.

Contingencies

As of August 29, 2005, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

FINANCIAL CAPABILITY

As at June 30, 2005, the Company had a working capital deficiency of $1,495,507 compared to a positive working capital position of $1,660,649 as at June 30, 2004. The cash and cash equivalents on hand at the period ended were $426,676. Excluding the demand loans, deferred and unearned revenue amounts at June 30, 2005, the Company had a working capital deficiency of $249,247. As a start-up, which continues to strive for profitability, the Company’s main source of funds to meet cash shortfalls has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, the Company may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing, product deployment and development expenditures, resulting in delays in meeting its business objectives.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2004 Annual Report.

TAXATION AND OTHER NON-OPERATING ITEMS

Since inception PhotoChannel has sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change.

FUTURE ACCOUNTING CHANGES

On October 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments. The recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after October 1, 2002. The change in accounting policy did not result in an adjustment to the Company’s opening retained earnings in fiscal 2004.

Stock-based compensation to third parties is recognized and recorded in our accounts at their fair market value determined by the Black-Scholes option pricing model. For stock-based awards to employees, the Company discloses the pro forma effect on net earnings and earnings per share as if the fair value based method of accounting had been used.

CRITICAL ACCOUNTING ESTIMATES

PhotoChannel prepares its financial statements in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions. Significant estimates include, but are not limited to, the calculations used under the Black-Scholes model for the pricing of warrants and options.

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a new customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

BUSINESS RISKS

The business risks described in the Management’s Discussion and Analysis presented in the 2004 Annual Report have not materially altered.

QUARTERLY FINANCIAL INFORMATION

The following table provides selected quarterly information for PhotoChannel’s eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of PhotoChannel’s results of operations for the periods presented. Quarter-to-quarter comparisons of PhotoChannel’s financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2004	2004
	note 1
Revenue	$(28,793)	$173,644	$394,200	$208,766
Loss from operations	(841,492)	(696,283)	(1,437,491)	(575,563)
Net loss	(596,492)	(696,283)	(1,359,883)	(575,563)
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$-

	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2004	2004	2005	2005

Revenue	$149,235	$440,614	$554,742	$564,775
Loss from operations	(1,261,202)	(477,870)	(751,213)	(892,617)
Net loss	(1,261,202)	(476,778)	(743,708)	(896,780)
Basic and diluted net loss per share	$(0.01)	$-	$-	$(0.01)

Note 1 - In fiscal 2003, due to recent accounting pronouncements around revenue recognition, the Company commenced deferring revenue related to the set-up of a customer website and recognizing it into income over the estimated term of the customer relationship period. The Company made the adjustment for the deferral for fiscal 2003 in its fourth quarter and this resulted in a reduction of fourth quarters’ revenue when viewed on a quarter by quarter basis. As the amount related to the individual quarters was not deemed material, the Company has not restated its quarterly results.

OUTSTANDING SHARE INFORMATION AS AT AUGUST 29, 2005

Authorized

Commonshares	Unlimited
Preferred shares	Unlimited

Issued and outstanding

Common shares	178,577,341

Options Outstanding	13,719,271

Warrants Outstanding	9,846,000

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, technological shifts, employee retention, contract delivery, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.

Notice of no auditor review of interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3 (3)/(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by and auditor.

The interim consolidated financial statements of the Company, as at and for the period ended June 30, 2005, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. The Company relies upon litigation protection for “forward-looking” statements.

ADDITIONAL INFORMATION
Additional information related to the Company can be found on SEDAR at www.sedar.com.

For Immediate Release
PhotoChannel Continues Record Revenue Growth
Transactional revenues increase 142% and Membership fees increase 488%,

quarter over quarter, Q3 2004 to Q3 2005.

VANCOUVER, BC - August 29, 2005 - PhotoChannel Networks Inc. (TSX - V: PNI; OTCBB: PHCHF) (“PhotoChannel” or the “Company”), one of North America’s leading digital imaging technology providers, today reported its third quarter fiscal 2005 financial statements for the nine month period ended June 30, 2005.

For the nine months ended June 30, 2005 the Company recorded record revenue of $1,560,131, up 161% over the corresponding period of 2004. This record revenue continues to be driven by increases in network transactional and membership fees, which increased by 142% and 488%, respectively, from third quarter of 2004.

“PhotoChannel is pleased to report its strongest revenue quarter in its history” stated Peter Fitzgerald, President and CEO of PhotoChannel. “During the quarter which is historically a slow quarter in the photofinishing industry, the Company recorded record quarterly revenue of $564,775, exceeding its previous record quarter (Q2 - 2005) of $554,742 even after the end of a 63 store test with Costco US in April 2005.”

PhotoChannel is now focusing its sales efforts on the US market. Usage in the Canadian marketplace, where PhotoChannel provides the dominant online solution for photofinishers, continues to accelerate rapidly.

During the quarter, the Company also saw certain of its large retail partners continue an aggressive marketing campaign of their online service. The Company believes this will continue as its retail partners work to maintain and increase market share.

Business Highlights

For Q3 - FY05 PhotoChannel reports:

•
Record revenues for the quarter of $564,775 and for the nine months ended June 30, 2005 of $1,560,131, up 161% over the corresponding period of 2004. This record revenue continues to be driven by increases in installation, network and transactional fees, which increased by 136%, 488%, and 142% respectively, from the third quarter of 2004.

•
That it signed a new contract with Wal-Mart Canada Corp. to provide and operate the Wal-Mart and SAM’S CLUB online photo services. On May 31, 2005, SAM’S CLUB Canada () launched its new Online Digital Image Printing Service with direct-to-store printing.

•
Thomas Nielsen has joined its Board of Directors. Currently, Mr. Nielsen holds a position as director of engineering for Adobe's creative professional business unit -- responsible for the product development of Adobe's print and Web design products. Prior to Adobe, he spent six years at Microsoft, where among many other duties, he led the Windows printing and imaging and Windows digital document teams. Mr. Nielsen has a strong passion for technology and customer solutions -- specifically in the areas of digital imaging, electronic documents and multimedia -- extending into mobile and wireless technologies.

•	That it has received gross proceeds of $1,500,000 in connection with its non-brokered private placement of 18,750,000 units.

•
That it had deployed over 172 of Wal-Mart Canada’s 255 locations across the country, offering direct-to-store printing. The Company’s data indicates that when in-store labs are connected directly (as apposed to the order being sent to a central fulfillment site and delivered back to the store), the number of orders to these stores increase due to the added customer convenience. As of August 29, 2005 there were over 215 Wal-Mart Canada locations installed.

RESULTS OF OPERATIONS

	Nine month ended	Nine month ended
	June 30, 2005	June 30, 2004

Revenue	$1,560,131	$596,983
Loss from operations	(2,121,700)	(2,084,537)
Net loss	(2,117,266)	(2,008,932)
Basic and diluted net loss per share	$(0.01)	$(0.01)

Network revenue increased 161% to $1,560,131 for the period ending June 30, 2005 compared to the same period last year. The increase was attributable to three factors: organic growth in usage of the network from customers of the Company’s photofinishing retailers; the Company’s retailers commencing to print in-store; and the addition of additional customers. The three primary increases occurred in installation, membership, and transaction fees, which increased 136%, 488%, and 142%, respectively, for the period ending June 30, 2005. Although revenue for the third quarter ended June 30, 2005 was up from the second quarter ended March 31, 2005, it was negatively impacted by the end of a 63 store test with Costco USA, which ended early during the third quarter, but which had positively contributed to revenue in both of the Company’s first and second quarters of fiscal 2005.

The Company’s costs of operations for the nine month period ended June 30, 2005 were $3,681,831, up 37% when compared to the same period of 2004. This increase was primarily attributable to an increase in research and development (as the Company completes its new Network platform), the cost of Network delivery due to a significant increase in the number of transactions processed and an increase in general and administration.

General and administration expenses for nine months ended June 30, 2005 increased by $254,144 to $1,172,794, an increase of 28% from the comparable period last year. This increase was primarily due to an increase in salaries and consulting, but was partially offset by a decrease in interest charges. Salaries increase by $195,942 to $505,875, an increase of 63%, primarily due to a one time charge in the amount of $178,027.22. Consulting increased by $112,360 to $331,070, an increase of 43% due to an increase in the number of consultants utilized.

Sales and marketing expenses for the nine months ended June 30, 2005 increased by $75,759 to $496,529, an increase of 18% from the comparable period of 2004. This increase was due to our expansion into the US market and a related increase in staffing.

Network delivery expenses for the nine months ended June 30, 2005 increased by $391,453 to $647,981, an increase of 153% from the comparable period of 2004. This increase was primarily due to an increase of $225,609 related to the installation of lab systems required for direct to in-store printing, as well as increases due to the growth in transaction processed related to bandwidth and customer service.

Research and development expenses for the nine months ended June 30, 2005 increased by $190,153 to $1,162,479, an increase of 20% from the comparable period of 2004. This increase was primarily due to an increase of staffing and consultants to develop the next generation, multi-media Digital Content distribution platform. Upon completion of our next generation platform, the Company believes that these current costs can be reduced by as much as 20% going forward.

Amortization expense for the nine months ended June 30, 2005 increased by $88,802 to $202,048, an increase of 78% from the comparable period of 2004. This increase was due to acquisition of equipment during late fiscal 2004 and the first three quarters of fiscal 2005 related to an increase in infrastructure, staffing and the construction of the Company’s next generation platform.

The Company recorded a nine month net loss attributable to common shareholders of $2,117,266 or $0.01 per share compared to $2,008,932 or $0.01 per share in the same period last year. This increase of 5% was primarily due to increases in general and administrative, Network delivery and research and development expenses and was significantly offset by an increase in revenues.

About PhotoChannel - Founded in 1995, PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel system is currently utilized by major photofinishing retailers and wireless carriers to provide their consumers with online image printing and picture messaging services. There are more than 7,800 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

Investor Information:  (866) 345-0115

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, technological shifts, employee retention, contract delivery, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.

Notice of no auditor review of interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3 (3)/(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by and auditor.

The interim consolidated financial statements of the Company, as at and for the period ended March 31, 2005, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. The Company relies upon litigation protection for “forward-looking” statements.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: August 30, 2005

/s/ Robert Chisholm
CFO